Exhibit 21.1
List of Subsidiaries as at December 31, 2021

Name of Subsidiary	Place of Incorporation

Rongerik Shipping Company Inc.	Marshall Islands

Utirik Shipping Company Inc.	Marshall Islands

Oruk Shipping Company Inc.	Marshall Islands

Jabor Shipping Company Inc.	Marshall Islands

Unitized Ocean Transport Limited	Marshall Islands

Meck Shipping Company Inc.	Marshall Islands

Langor Shipping Company Inc.	Marshall Islands

Taburao Shipping Company Inc.	Marshall Islands

Tarawa Shipping Company Inc.	Marshall Islands

Rongelap Shipping Company Inc.	Marshall Islands

Toka Shipping Company Inc.	Marshall Islands

Arno Shipping Company Inc.	Marshall Islands

Performance Shipping USA LLC	Delaware, USA